SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number:  0-14354


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Somerset Financial Services, LLC
                  A Subsidiary of First Indiana Corporation
                  Profit Sharing and 401k Savings Plan
                  3925 River Crossing Parkway
                  Indianapolis, Indiana 46240

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  First Indiana Corporation
                  135 North Pennsylvania Street
                  Indianapolis, Indiana 46204


                              REQUIRED INFORMATION

FINANCIAL STATEMENTS:

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Stauffer & Company LLC to the incorporation by reference of these financial statements into First Indiana Corporation's Form S-8 Registration Statement relating to the Plan is set forth hereto as Exhibit 23.1.

                    SOMERSET FINANCIAL SERVICES, A SUBSIDIARY
                  OF FIRST INDIANA CORPORATION, PROFIT SHARING
                             AND 401(K) SAVINGS PLAN


                                TABLE OF CONTENTS



Independent Auditors' Report on the Financial Statements
    and Supplemental Schedules.....................................Page      1

Financial Statements
    Statements of Net Assets Available for Benefits................          3
    Statement of Changes in Net Assets Available for Benefits......          4
    Notes to Financial Statements..................................          5

Supplemental Schedules
    Schedule of Assets Held for Investment Purposes................          9
    Schedule of Nonexempt Transactions.............................         10

[logo Stauffer and Company]
Stauffer & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS




                          INDEPENDENT AUDITOR'S REPORT



To The Plan Administrator of the
Somerset Financial Services, a Subsidiary of
First Indiana Corporation, Profit Sharing and 401(k) Savings Plan

We have audited the statement of net assets available for benefits of the Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2001, and the statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2000, were audited by other auditors whose report dated September 20, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ Stauffer & Company, LLC
Goshen, Indiana
June 24, 2002

                    SOMERSET FINANCIAL SERVICES, A SUBSIDIARY
                  OF FIRST INDIANA CORPORATION, PROFIT SHARING
                             AND 401(K) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000





                                                     2001             2000
                                                 -------------    -------------

                            Assets

Investment Options, at fair value
     Short term bond fund                             $ 9,517         $ 76,229
     Intermediate term bond fund                       16,889          313,112
     Large cap fund                                    34,961        1,116,276
     Small cap fund                                    22,831          581,674
     Foreign equity fund                               37,723          565,051
     Employer stock                                         -           79,014
     Money market fund                                  9,659           44,901
     Participant self-directed accounts
        Mutual funds                                        -          135,319
        Common stocks                                 440,047          455,048
        Cash equivalents                              191,256           76,216
     Other                                                  -          135,000
                                                 -------------    -------------
     Total Investments                                762,883        3,577,841
                                                 -------------    -------------

Receivables
     Employer's contribution                          171,505          204,467
     Participants' contributions                       26,475           26,166
                                                 -------------     ------------
        Total Receivables                             197,980          230,633
                                                 -------------     ------------
Cash                                                2,588,053                -
                                                 -------------     ------------
          Net Assets Available for Benefits       $ 3,548,916      $ 3,808,474
                                                 =============     =============


                            See accompanying notes.
                                       3

                   SOMERSET FINANCIAL SERVICES, A SUBSIDIARY
                 OF FIRST INDIANA CORPORATION, PROFIT SHARING
                            AND 401(K) SAVINGS PLAN
           Statement of Changes in Net Assets Available for Benefits
                         Year Ended December 31, 2001



Additions to net assets attributed to:
     Net appreciation (depreciation) in fair value including
        realized gains and losses on sale                            $ (360,615)
     Interest and dividends                                             130,993
                                                                    ------------
                                                                       (229,622)
                                                                    ------------

     Contributions
        Employers'                                                      229,544
        Participants'                                                   407,852
                                                                    ------------
                                                                        637,396
                                                                    ------------

                                Total Additions                         407,774

Deductions from Net Assets Attributed to:
     Benefits paid to participants                                      667,332
                                                                    ------------


Net Decrease in Net Assets Available for Benefits                      (259,558)

Net Assets Available for Benefits, Beginning of Year                  3,808,474
                                                                    ------------

Net Assets Available for Benefits, End of Year                      $ 3,548,916
                                                                    ============


                            See accompanying notes.
                                       4

                    SOMERSET FINANCIAL SERVICES, A SUBSIDIARY
                  OF FIRST INDIANA CORPORATION, PROFIT SHARING
                             AND 401(K) SAVINGS PLAN
                          Notes to Financial Statements
                                December 31, 2001


    Note A - Plan Description and Summary of Significant Accounting Policies:

The following is a description of the Somerset Financial Services, a subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan sponsored by Somerset Financial Services (the Company) for the benefit of its employees and those of other participating employers who have met the eligibility requirements as set forth in the plan document. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participating Companies

The following Companies are participating employers in the Plan:

         Somerset Financial Services
         Whipple & Company, PC
         Paradym Technologies, Inc. (through June 1, 2000)

The Plan is a Multiple Employer Plan that meets certain requirements to enable the companies to file under one plan.

Entrance Date

An employee is eligible to enter the plan on the first day of the month immediately following completion of the one month of service requirement.

Contributions

The Plan permits eligible employees through a salary reduction election to make annual contributions as a percentage of eligible compensation up to the limits imposed under the Internal Revenue Code. Employee rollover contributions are also permitted. Company profit-sharing contributions are discretionary as determined by the Company's Board of Directors. The profit sharing contribution was 3% of eligible employee compensation for the year ended December 31, 2001. The Plan also provides for a discretionary employer matching contribution. This matching contribution was $0.25 for every $1 on the first 6% of eligible compensation deferred for the year ended December 31, 2001. Forfeitures are used to reduce Company contributions in the year in which the forfeitures occur, and totaled $24,942 during the year ended December 31, 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

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                    SOMERSET FINANCIAL SERVICES, A SUBSIDIARY
                  OF FIRST INDIANA CORPORATION, PROFIT SHARING
                             AND 401(K) SAVINGS PLAN
                          Notes to Financial Statements
                                December 31, 2001


Note A - Plan Description and Summary of Significant Accounting Policies
         (Continued):

Vesting

Participants are immediately vested in their voluntary contributions plus the earnings thereon. Vesting in the Company contributions is based upon years of service and is determined as follows:

         Years of Service                          Vested Percentage
         ----------------                          -----------------
         Less than 2 years                                   0%
         2 years but less than 3                            20%
         3 years but less than 4                            40%
         4 years but less than 5                            60%
         5 years but less than 6                            80%
         6 years or more                                   100%

Payment of Benefits

Upon the termination of service, participants may elect to receive a) a lump-sum amount or b) a life annuity, or joint and survivor annuity. Withdrawals other than for termination are permitted under certain circumstances provided by the Plan. In the event of death, the participants account balance is distributed in a lump sum according to the beneficiaries designation.

Basis of Accounting

The financial statements of the plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

Investments are valued at quoted market prices established by the Plan's custodian. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative expenses are absorbed by the Companies.

                    SOMERSET FINANCIAL SERVICES, A SUBSIDIARY
                  OF FIRST INDIANA CORPORATION, PROFIT SHARING
                             AND 401(K) SAVINGS PLAN
                          Notes to Financial Statements
                                December 31, 2001


Note B - Agreements:

Under terms of a custodial agreement, Schwab Institutional served as custodian and held the Plan's investment assets. In early 2002, all plan assets were transferred to and administered by SEI Investments Management Corporation.


Note C - Investments:

The Plan's investments are held by a custodian. The following table presents the fair value of investments for year ended December 31, 2001. There are no investments that represent 5% or more of plan assets. Mutual Fund balances are primarily comprised of amounts invested in Money Market Funds at December 31, 2001, due to the transfer of Investments to SEI Investments Management Corporation on January 1, 2002.

                                                             Fair Value
                                                             ----------
         Mutual Funds                                         $ 131,580
         Common Stocks                                          440,047
         Cash Equivalents                                       191,256
                                                             ----------
               Total                                          $ 762,883
                                                             ==========



Note D - Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


Note E - Tax Status:

The Plan obtained its latest determination letter on May 25, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

                    SOMERSET FINANCIAL SERVICES, A SUBSIDIARY
                  OF FIRST INDIANA CORPORATION, PROFIT SHARING
                             AND 401(K) SAVINGS PLAN
                          Notes to Financial Statements
                                December 31, 2001


Note F - Reconciliation of Financial Statements to Schedule H of Form 5500:

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Schedule H of Form 5500.

         Benefits paid to participants per the financial
             statements                                        $     667,332
         Amounts allocated to previously withdrawing
             participants                                           ( 12,564)
                                                               --------------
         Benefits paid to participants per Schedule H
             of Form 5500                                      $     654,768
                                                               =============



Note G - Subsequent event:

Effective January 1, 2002 SEI Investments Management Corporation was appointed as Investment Manager, Custodian and Administrator of the Plan, and all Plan assets were transferred to SEI Investments Management Corporation. As of December 31, 2001, substantially all Plan assets had been converted to cash in anticipation of this transfer.

Additionally, First Indiana Bank was appointed as sole trustee for the Plan effective January 18, 2002.


Note H - Nonexempt Transaction:

During the year of 2001, the Plan sponsor was late in remitting the December 2001, employee deferral amounts due to the transfer of assets and change in the administration of the Plan. The Plan sponsor has taken corrective action.


Note I - Related Party Transaction:

The Plan sold real estate in 2001 to the spouse of an employee for $135,000. The real estate was valued at $135,000 by a local real estate broker. The carrying value of the real estate was $135,000. Consequently, no gain or loss was recognized on the transaction.

                    SOMERSET FINANCIAL SERVICES, A SUBSIDIARY
                  OF FIRST INDIANA CORPORATION, PROFIT SHARING
                             AND 401(K) SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                               December 31, 2001




         (b) Identity of
        Issue, Borrower,
        Lessor or Similar          (c) Description of Investment Including Maturity Date, Rate                         (e) Current
 (a)          Party               of Interest, Collateral, Par, or Maturity Value       Units/Shares      (d) Cost        Value
------ --------------------  -------------------------------------------------------------------------   ------------  ------------

                           Short Term Bond Fund
                             Schwab Money Market Fund                                      9,517.4100                      $ 9,517
                                                                                                                       ------------
                                                                                                                             9,517
                                                                                                                       ------------
                           Intermediate Term Bond Fund
                             Schwab Money Market Fund                                     16,888.5400                       16,889
                                                                                                                       ------------
                                                                                                                            16,889
                                                                                                                       ------------
                           Large Cap Fund
                             Vanguard Index Trust 500 Portfolio                               10.9880                        1,164
                             Schwab Money Market Fund                                     33,797.6800                       33,798
                                                                                                                       ------------
                                                                                                                            34,961
                                                                                                                       ------------
                           Small Cap Fund
                             Schwab Money Market Fund                                     22,830.9100                       22,831
                                                                                                                       ------------
                                                                                                                            22,831
                                                                                                                       ------------
                           Foreign Equity Fund
                             Schwab Money Market Fund                                     37,722.6500                       37,723
                                                                                                                       ------------
                                                                                                                            37,723
                                                                                                                       ------------

                           Money Market Fund
                             Schwab Money Market Fund                                      9,658.7000                        9,659
                                                                                                                       ------------
                                                                                                                             9,659
                                                                                                                       ------------
                           Participant Self Directed
                             Common Stocks:
                             Berkshire Hathaway, Inc                                          10.0000                       25,250
                             Cisco Systems, Inc.                                           1,000.0000                       18,110
                             Cummins Engine Co., Inc.                                        500.0000                       19,270
                             Golden Star Resources, Ltd.                                  10,910.0000                        6,328
                             JDS Uniphase Corp                                             3,500.0000                       30,555
                             Metromedia International Group, Inc,                          2,000.0000                        1,620
                             Nokia Corp                                                    6,500.0000                      159,445
                             Schering Plough Corp                                          5,000.0000                      179,050
                             Dayton Mining Corp                                              300.0000                           81
                             Royal Oak Mines, Inc.                                         2,500.0000                            8
                             TVX Gold, Inc.                                                  200.0000                           86
                             Baxter Intyernational Rights                                  7,000.0000                          245
                                                                                                                       ------------
                                                                                                                           440,047
                                                                                                                       ------------
                             Cash Equivalents:
                             Alliance Prime Portfolio                                     35,751.2800                       35,751
                             Schwab Money Market Fund                                        600.9800                          601
                             Schwab Money Market Fund                                     39,855.4800                       39,855
                             Schwab Money Market Fund                                    115,048.4800                      115,048
                                                                                                                       ------------
                                                                                                                           191,256
                                                                                                                       ------------

                             Total                                                                                       $ 762,883
                                                                                                                       ============




                                     Somerset Financial Services, a Subsidiary
                                   Of First Indiana Corporation, Profit Sharing
                                              and 401(k) Savings Plan
                                        Schedule of Nonexempt Transactions
                                           Year ended December 31, 2001

------------------ ----------------- --------------- ------------- --------- --------- -------------- -------- -------------- ------
       (a)               (b)              (c)            (d)         (e)       (f)          (g)         (h)         (i)         (j)
------------------ ----------------- --------------- ------------- --------- --------- -------------- -------- -------------- ------

Identity of        Relationship to   Description     Purchase      Selling   Lease     Expenses       Cost     Current        Net
party involved     plan, employer,   of              price         price     rental    incurred in    of       value of       gain
                   or other          transactions                                      connection     asset    asset on       or
                   party-in-interest including                                         with                    transaction    (loss)
                                     maturity                                          transaction             date
                                     date, rate of
                                     interest
------------------ ----------------- --------------- ------------- --------- --------- -------------- -------- -------------- ------

Somerset           Plan Sponsor      Loan to                                                                   De minimis
Financial                            employer in
Services, A                          the form of a
Subsidiary of                        late deposit
First Indiana                        of employee
Corporation                          401(k)
                                     deferrals
------------------ ----------------- --------------- ------------- --------- --------- -------------- -------- -------------- ------


                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               SOMERSET FINANCIAL SERVICES, LLC
                               A SUBSIDIARY OF FIRST INDIANA CORPORATION
                               PROFIT SHARING AND 401(K) SAVINGS PLAN



Date:  June 28, 2002
                               /s/ Joseph M. Richter
                               ------------------------------------------
                               Joseph M. Richter, Chief Financial Officer